

Aem S.p.A.

Registered office in Milan, Corso di Porta Vittoria 4

Fully paid share capital € 936,024,648.00

Tax and VAT number, and

Enrolment Number at Milan Companies' Register

11957540153

CONVOCATION OF ORDINARY GENERAL MEETING

The shareholders are hereby convoked to attend an ordinary general meeting in Milan, at the "Casa dell'Energia AEM", in Piazza Po n. 3, on 29th April 2005, at 10.30 am, for the first convocation, and on 5th May 2005 for the second convocation, where necessary, in order to discuss and resolve the following

AGENDA

1. Account statement closed at 31° December 2004, the Board of Directors' Management Report and the Board of Auditors' Report: related and ensuing resolutions to be adopted.
2. Decisions pursuant to article 16 of the articles of association: fixing the number of Board Directors; taking account of the number of Board Members directly appointed by the Municipality of Milan.
3. Appointment of the Chairman of the Board of Directors.
4. Fixing the remuneration of Board of Directors in accordance with article 2389, first paragraph, Civil Code.

5. Decisions pursuant to article 22 articles of association: taking account of the members of the Board of Auditors directly appointed by the Municipality of Milan; election of Auditors not directly appointed by the Municipality of Milan.
6. Fixing Board of Auditors' salary in accordance with article 2402 Civil Code.
7. Purchase and disposal of own shares: related and ensuing resolutions.

All shareholders in possession of share certificates granted in accordance with article 85 Legislative Decree, no. 58/'98, and issued by an authorised broker adhering to the Monte Titoli S.p.A.'s centralised management system, shall have the right to attend the shareholders' meeting, on the condition that the shares are registered and deposited at least two days prior to the date set for the meeting in question.

From 31st March 2005, the draft statement of accounts and consolidated accounts closed at 31st December 2004 will be made available to shareholders and members of the public at the registered office of Borsa Italiana S.p.A. (Italian Stock Exchange), as well as on the website www.aem.it. Similarly, for fifteen days prior to the meeting, the public will also be able to consult the Audit Company's Report and the Board of Auditors' Report.

As regards the second point of the general meeting agenda, we remind you that, in accordance with article 16 Articles of Association, the Municipality of Milan has the right to directly appoint a number of

directors that is proportionate to the size of its own shareholding, rounded down to the nearest whole number for fractions.

In any case, the Municipality of Milan cannot directly appoint a number of members that exceeds more than one quarter of the total elected board members, rounded down to the nearest whole number for fractions. As regards board members that are not directly appointed by the Municipality of Milan, election takes place on the basis of lists submitted by outgoing board members or shareholders, including the Municipality of Milan, provided that the latter represent at least 1% of the voting shares at the ordinary general meeting. As regards point 3 of the agenda for the ordinary meeting, we remind you that article 17 provides for the Chairman of the Board of Directors to be chosen from the directors indicated by the Municipality of Milan. As regards point 5 of the agenda for the general meeting, we remind you that the Board of Auditors is composed of three active members and two deputy members, and that the Municipality of Milan has the right to directly appoint a number of auditors, that is proportionate to the size of its own shareholding, and which in any case cannot exceed two active members and one deputy member. Auditors that are not directly appointed by the Municipality of Milan shall also be elected on the basis of the voting system for lists set forth in Article 16 of the articles of association. The lists of prospective board members and auditors have to be deposited at the Company Secretariat in Milan, Corso di Porta Vittoria 4, at least twenty days prior to the meeting, in other words, by 9th April 2005, in conformity with the terms of Article 16, articles of association. In this respect, we remind you that irrevocable

letters of acceptance of eventual appointments have to be deposited together with the lists by the prospective board members and auditors, together with statements attesting to the absence of any reasons that would otherwise make them ineligible and/or require their. Prospective auditors shall also attest to the fact that they are in possession of the requisite professional skills and degree of respectability required to perform their tasks as stipulated by laws and regulations in force. Moreover, in conformity with the principles of the Self-disciplinary Code for Listed Companies (*Codice di Autodisciplina delle Società Quotate*) that the Company has resolved to adhere to, the lists must also provide detailed background information about the personal and professional history of both prospective auditors and board members together with a declaration from each prospective board member attesting to his eligibility as an independent candidate. Finally, in order to demonstrate ownership of the number of shares required for the presentation of lists, the shareholders are obliged to deposit, together with the lists, certification to this effect issued by a broker that belongs to the Monte Titoli S.p.A. centralised management system.

Lists of candidates will be made public by the Company through advertisements in three nationally distributed daily newspapers, one of which must be economic, at least ten days prior to the general meeting.

Documents relating to the meeting foreseen by current regulations shall be made available to the shareholders and public at the registered office, offices of Borsa Italiana S.p.A. and at the following

website, www.aem.it, fifteen days prior to the date fixed for the meeting.

On behalf of the Board of Directors

The Chairman

Giuliano Zuccoli